Exhibit 99.2

Sound Group Inc. Announces Special Cash Dividend

SINGAPORE, August 28, 2025 (GLOBE NEWSWIRE) -- Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global audio-centric social and entertainment company, today announced that the Company's board of directors (the "Board") approved a special cash dividend of US$0.005 per ordinary share, or US$1.00 per American Depositary Share ("ADS"), to holders of ordinary shares and ADSs of record as of the close of business on September 15, 2025 (U.S. Eastern Time).

The total amount of cash to be distributed for the dividend will amount to approximately US$4 million, with payments expected to be made on or around September 30, 2025 for holders of ADSs and holders of ordinary shares. Holders of the Company's ADSs will receive the cash dividends through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program, subject to the terms and conditions of the deposit agreement.

Mr. Jinnan (Marco) Lai, Founder and CEO of SOGP, commented, "We are pleased to declare this dividend, underscoring our solid financial performance and steadfast commitment to rewarding our shareholders. It reaffirms the resilience of our business model and highlights our focus on driving operational excellence, while also pursuing growth opportunities amid a dynamic macro environment and industry landscape. Supported by our market presence, execution capabilities, and AI-driven innovation, we remain confident in the Company’s long-term prospects and our ability to create enduring value for all stakeholders."

About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

E-mail: soundgroup@tpg-ir.com